Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,				Six Months Ended
	2013	2014	2015	2016	June 30, 2017
	(in thousands)
Earnings:
Loss before income taxes	$(19,680)	$(22,322)	$(22,013)	$(24,180)	$(15,120)
Add: Fixed charges	1,503	840	1,054	1,715	549
Total losses	$(18,177)	$(21,482)	$(20,959)	$(22,465)	$(14,571)

Fixed charges:
Interest expense	$909	$81	$295	$791	$43
Estimate of interest within rental expense (2)	594	759	759	924	505
Total fixed charges	$1,503	$840	$1,054	$1,715	$549

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)    The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated where earnings consists of losses from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness and an interest component representing the estimated portion of rental expense that management believes is attributable to interest. For all the periods presented, we did not have amortized premiums, discounts and capitalized expenses related to indebtedness, capitalized interest or preference security dividend requirements of consolidated subsidiaries. Earnings were inadequate to cover fixed charges by $19.7 million, $22.3 million, $22.0 million, $24.2 million and $15.1 million, for years ended December 31, 2013, 2014, 2015, 2016, and for the six months ended June 30, 2017, respectively.

(2)    Interest calculated using an assumed interest factor of 33% of rental expense.

Dollar amount of deficiency	(19,680)	(22,322)	(22,013)	(24,180)	(15,120)
in millions	(19.7)	(22.3)	(22.0)	(24.2)	(15.1)